File No. 70-9145



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 6
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                  AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc., a holding company registered under the Public Utility Holding Company Act of 1935, as amended, AEP Resources, Inc., AEP Resources Service Company and AEP Energy Services, Inc., wholly-owned non-utility subsidiaries of American, hereby amend their Application or Declaration on Form U-1 in File No. 70-9145 as follows:
     By amending and restating Footnote 2 in paragraph 2 of Item 1.B.(6) as follows:
     "2 The amount of any such guarantees will count against the aggregate limit proposed for guarantees of Management Company and Capital Company obligations described in Item 1.B(5). In addition, the debt financing covered by those guarantees will be subject to the same terms and conditions as those governing debt financing by Management Company and Capital Company described in Item 1.B.(5)."
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.
                    AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.


                    By_/s/ A. A. Pena_____________________
                                  Treasurer


Dated:  August 2, 1999